SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 27, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 27, 2016 regarding “Ericsson reports fourth quarter and full year results 2015”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: January 27, 2016

ERICSSON
FOURTH QUARTER AND FULL-YEAR REPORT 2015
Stockholm, January 27, 2016
Read more (page)
FOURTH QUARTER HIGHLIGHTS
> Reported sales increased by 8% YoY. Sales, adjusted for comparable units and currency, decreased by -1%. 3
> In North America, mobile broadband investments remained stable, with additional hardware sales in the quarter. 3
> 4G deployments in Mainland China recovered after a weak third quarter. 3
> A global patent license agreement was signed with Apple, contributing to growth in IPR revenues both
YoY and QoQ. 3
> A larger share of hardware sales with lower margin impacted gross margin negatively QoQ.
In addition, a one-time inventory write-down of SEK -0.4 b, was made. 3
> The global cost and efficiency program is progressing according to plan, contributing to lower operating expenses YoY. 3
> Operating margin increased to 15% (9%) YoY with improvements in all segments. 4
> Cash flow from operating activities was SEK 21.9 (8.6) b. 13
FULL YEAR HIGHLIGHTS
> Reported sales increased by 8%. Sales growth in India, North America and China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil.
Sales, adjusted for comparable units and currency, decreased by -5%. 5
> The IPR licensing revenues were SEK 14.4 (9.9) b. They were previously estimated at SEK 13-14 b. 5
> Operating income, excluding restructuring charges, increased to SEK 26.8 (18.3) b. with improvements in all segments. 5
> Cash flow from operating activities was SEK 20.6 (18.7) b. Cash conversion was 85%, above target of more than 70%. 13
> The Board of Directors will propose a dividend for 2015 of SEK 3.70 (3.40) per share, an increase of
9% compared to last year. 16
Q4 Q4 YoY Q3 QoQ Full year Full year
SEK b. 2015 2014 change 2015 change 2015 2014
Net sales 73.6 68.0 8% 59.2 24% 246.9 228.0
Sales growth adj. for comparable units and currency - - -1% - 26% - -
Gross margin 36.3% 36.6% - 33.9% - 34.8% 36.2%
Gross margin excluding restructuring charges 36.6% 37.6% - 34.5% - 35.7% 36.6%
Operating income 11.0 6.3 75% 5.1 117% 21.8 16.8
Operating income excluding restructuring charges 11.7 7.1 65% 6.1 94% 26.8 18.3
Operating margin 15.0% 9.3% - 8.6% - 8.8% 7.4%
Operating margin excluding restructuring charges 16.0% 10.5% - 10.2% - 10.9% 8.0%
Net income 7.0 4.2 68% 3.1 124% 13.7 11.1
EPS diluted, SEK 2.15 1.29 67% 0.94 129% 4.13 3.54
EPS (Non-IFRS), SEK 1) 2.50 1.71 46% 1.34 87% 6.06 4.80
Cash flow from operating activities 21.9 8.6 154% 1.6 - 20.6 18.7
Net cash, end of period 18.5 27.6 -33% -0.2 - 18.5 27.6
1) EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and restructuring.
1 Ericsson | Fourth Quarter and Full-Year Report 2015

CEO COMMENTS
Reported sales in the quarter increased by 8% YoY. Sales, adjusted for comparable units and currency, decreased by -1%. Sales in North America grew YoY as well as QoQ. Profitability improved YoY, with higher IPR licensing revenues and lower operating expenses as main contributors. Network Rollout continued on its path to sustainable profitability.
Business
We saw a recovery in segment Networks in the quarter. In North America, the mobile broadband investments remained stable, with additional hardware sales in the quarter. 4G deployments in Mainland China recovered after a weak third quarter. Emerging markets such as India, Indonesia and Mexico remained strong while markets such as Russia, Brazil and parts of the Middle East continued to be weak, mainly due to macro- economic developments. Investments in Europe were driven by the transition from 3G to 4G and capacity enhancements. Operators increased their investments in telecom core networks, driven by deployment of new service offerings such as VoLTE (Voice over LTE).
In the quarter, sales growth in segment Global Services was mainly driven by growth in Systems Integration and Managed Services while Network Rollout sales declined.
We ended the year with good YoY sales development in TV and Media which contributed to growth in Segment Support Solutions.
IPR licensing
Our IPR strategy, to generate value from our investments in R&D, has been successful and over the last five years we have more than tripled our IPR licensing revenues. After the recent announcements of two important patent license agreements, we now have agreements with the majority of handset suppliers.
Targeted growth areas
In 2015, we had good progress in all our targeted growth areas and we continued to invest in order to establish leadership. Sales grew by more than 20% YoY, reaching SEK 45 b., corresponding to 18% of group sales.
The strategic partnership with Cisco, announced in the quarter, will give us strong end-to-end network solutions with a complete IP portfolio. As a result of the partnership, we will extend our addressable market and expect to generate USD 1 b. or more of additional sales by 2018. Additional sales are expected to be accretive to operating income in 2016.
Profitability
Operating margin increased to 15% (9%) YoY with improvements in all segments. The major contributors to the profit improvement were higher IPR licensing revenues and lower operating expenses, mainly in segment Networks. The effort to restore Network Rollout to a sustainable profitable business is progressing well, with a break-even operating income, excluding restructuring charges, for the second half of 2015.
Cost and efficiency program
The global cost and efficiency program is progressing according to plan, with the target to achieve net annual savings of SEK 9 b. during 2017 compared with 2014. Operating expenses, excluding restructuring charges, for the second half of 2015, declined by almost 10% compared with same period last year. We will continue to address operating expenses and increase efforts to further reduce cost of sales in order to improve the gross margin.
Cash flow
After a strong cash flow from operating activities in the fourth quarter, we delivered a full-year cash flow of SEK 20.6 b., exceeding the cash conversion target of more than 70%.
Focus 2016
Although company performance improved in the quarter, there is still a need for further improvements. Our focus in 2016 will be:
1. Core business – While market conditions are challenging in certain parts of the world, we continue our work to capture business opportunities as more markets shift to 4G. At the same time we will work to extend our technology leadership also in the emerging 5G market.
2. Targeted growth areas – After a period of investing, in order to create growth, we also need to improve earnings. This will involve stronger focus on software sales and recurring business as a complement to the already strong Professional Services business.
3. Cost and efficiency – We are confident in our ability to achieve our SEK 9 b. cost and efficiency program by 2017. We are closely monitoring market and business development and will take all necessary actions to remain competitive across the entire business.
As we deliver in these areas, in combination with our other ongoing strategic initiatives, we are well positioned to create future shareholder value. Consequently, the Board of Directors will propose a dividend of SEK 3.70 (3.40) per share for 2015, an increase of 9% compared with last year.
Hans Vestberg
President and CEO
2 Ericsson | Fourth Quarter and Full-Year Report 2015

FINANCIAL HIGHLIGHTS
Q4 Q4 YoY Q3 QoQ Full year Full year
SEK b. 2015 2014 change 2015 change 2015 2014
Net sales 73.6 68.0 8% 59.2 24% 246.9 228.0
Of which Networks 37.3 34.1 9% 28.8 29% 123.7 117.5
Of which Global Services 30.7 29.8 3% 27.1 13% 108.0 97.7
Of which Support Solutions 5.6 4.0 40% 3.3 70% 15.0 12.7
Of which Modems - 0.1 - - - 0.1 0.2
Gross income 26.7 24.9 7% 20.1 33% 85.8 82.4
Gross margin (%) 36.3% 36.6% - 33.9% - 34.8% 36.2%
Research and development expenses -7.9 -9.7 -18% -8.5 -7% -34.8 -36.3
Selling and administrative expenses -8.0 -8.1 -1% -6.4 25% -29.3 -27.1
Other operating income and expenses 0.3 -0.8 -130% 0.1 218% 0.1 -2.2
Operating income 11.0 6.3 75% 5.1 117% 21.8 16.8
Operating margin 15.0% 9.3% - 8.6% - 8.8% 7.4%
for Networks 19% 13% - 10% - 10% 12%
for Global Services 8% 7% - 9% - 8% 6%
for Support Solutions 30% 11% - 0% - 10% 0%
for Modems - - - - - - -
Financial net -0.7 -0.5 58% -0.6 17% -1.9 -1.0
Taxes -3.3 -1.7 99% -1.3 149% -6.2 -4.7
Net income 7.0 4.2 68% 3.1 124% 13.7 11.1
Restructuring charges -0.7 -0.8 -12% -1.0 -28% -5.0 -1.5
FOURTH QUARTER COMMENTS
Net sales
Reported sales increased by 8% YoY.
Sales, adjusted for comparable units and currency, decreased by -1%. Sales in the quarter were supported by high IPR licensing revenues. In North America, the mobile broadband investments remained stable, with additional hardware sales in the quarter. 4G deployments in Mainland China recovered after a weak third quarter.
Emerging markets such as India, Indonesia and Mexico remained strong while markets such as Russia, Brazil and parts of the Middle East continued to be weak. Investments in Europe were driven by the transition from 3G to 4G and capacity enhancements. Operators increased their investments in telecom core networks, driven by deployment of new service offerings such as VoLTE.
In the quarter, a global patent license agreement was signed with Apple, contributing to growth in IPR revenues both YoY and QoQ.
Segment Global Services remained strong, driven by good growth in Systems Integration and Managed Services. Network Rollout sales declined following decreased mobile broadband deployments.
Strong development in TV and Media contributed to growth in Segment Support Solutions.
Reported sales increased by 24% QoQ. 4G deployments in Mainland China recovered after a weak third quarter.
Gross margin
Gross margin declined slightly YoY despite higher IPR licensing revenues and lower restructuring charges. Lower mobile broadband software sales and strong sales in mobile broadband hardware had a negative impact on gross margin. There was also a one-time inventory write-down of SEK -0.4 b. in the quarter, related to segment Networks.
Gross margin, excluding restructuring charges, was 36.6% (37.6%).
Gross margin increased sequentially due to higher share of IPR licensing revenues, which was partly offset by a larger share of hardware sales with a lower margin. In addition, a one-time inventory write-down of SEK -0.4 b, was made.
Restructuring charges and cost and efficiency program
Restructuring charges decreased slightly YoY and QoQ.
The global cost and efficiency program is progressing according to plan. The target remains, to achieve net annual savings of SEK 9 b. during 2017 relative to 2014.
Operating expenses
Operating expenses, excluding restructuring charges, decreased to SEK 15.5 (17.6) b., driven by the ongoing cost and efficiency program. The main part of the savings is related to R&D.
3 Ericsson | Fourth Quarter and Full-Year Report 2015

Quarterly sales and reported sales growth year over year
SEK b.
80 60 40 20 0
% 20 15 10 5 0 73.6 8%
Q4 2014 Q1 2015 Q2 Q3 Q4
Quarterly sales
Reported sales growth
Operating expenses and operating expenses, % of sales
SEK b.
20 15 10 5 0
% 40 30 20 10 0 15.9 22%
Q4 2014 Q1 2015 Q2 Q3 Q4
Operating expenses
Operating expenses of sales
Operating income and operating margin
SEK b.
12 10 8 6 4 2 0
% 18 15 12 9 6 3 0 11.0 15%
Q4 2014 Q1 2015 Q2 Q3 Q4
Operating income
Operating margin
Other operating income and expenses
Other operating income and expenses improved YoY. The revaluation and realization effects of currency hedge contracts were SEK -0.1 b. This was more than offset by several minor positive items. The effect of currency hedge contracts is to be compared with SEK -0.3 b. in Q3 2015 and SEK -1.0 b. in Q4 2014.
The main part of the currency hedge contract balance is in USD. The SEK was stable towards the USD between Sep 30, 2015 (SEK/USD rate 8.38) and Dec 31, 2015 (SEK/USD rate 8.40).
Operating income
Operating income increased YoY, supported by improvements in all segments. The increase was due to higher sales, lower operating expenses and reduced negative effect of currency hedge contracts. The net currency effect had a positive impact on operating income.
Financial net
The financial net decreased YoY and QoQ. The decrease YoY is mainly related to negative effects of foreign currency and interest revaluation of financial assets following higher interest rates. The decrease QoQ is also related to negative effects of the interest revaluation.
Taxes
The tax rate increased YoY and QoQ, negatively impacted by market mix.
Net income and EPS
Net income and EPS diluted increased YoY and QoQ following higher operating income. EPS diluted was 2.15(1.29), EPS (Non-IFRS) was SEK 2.50 (1.71).
Employees
The number of employees on Dec 31, 2015 was 116,281 compared with 116,240 on Sep 30, 2015. Reductions as part of the global cost and efficiency program continued, but were offset by recruitments to Global Service Delivery Centers and employees joining through in-sourcing due to new managed services contracts. The majority of the approximately 1,700 employees, impacted by the earlier announced reductions in Sweden, are no longer actively working for the company. The number of Ericsson services professionals on Dec 31, 2015 was 66,000 (65,000 on Sep 30, 2015).
MODEMS
The discontinuation of the modems business was completed in Q3 2015.
4 Ericsson | Fourth Quarter and Full-Year Report 2015

FULL-YEAR COMMENTS Net Sales
Reported sales increased by 8%. Sales growth in India, North America and Mainland China as well as higher IPR licensing revenues were partly offset by lower sales in Japan, Russia and Brazil.
All three segments showed sales growth. Global Services sales grew by 11%, with 15% growth in Professional Services, while Network Rollout sales were almost flat. Networks sales grew by 5% and Support Solutions sales by 19%.
IPR licensing revenues amounted to SEK 14.4 (9.9) b. These revenues were previously estimated at SEK 13-14 b. In 2015, a global patent license agreement was signed with Apple.
In the year, the USD strengthened towards a number of currencies including SEK, impacting sales positively. At the same time the strong USD gradually impacted investments in some emerging markets.
Sales, adjusted for comparable units and currency, decreased by -5%.
Gross margin
Gross margin declined to 34.8% (36.2%). Excluding restructuring charges the gross margin declined to 35.7% (36.6%) due to a mix with a lower share of mobile capacity business and higher share of Global Services sales. This was partly offset by higher IPR licensing revenues and effects of implemented efficiency measures.
The mix of sales by commodity was; software 23% (24%), hardware 34% (34%) and services 43% (42%).
Restructuring charges and cost and efficiency program
Restructuring charges amounted to SEK -5.0 (-1.5) b., in line with previous estimates. The charges were mainly related to the cost and efficiency program announced in November 2014. The cost and efficiency program is progressing according to plan and is expected to generate net annual savings of SEK 9 b. during 2017.
With current visibility, total restructuring charges for 2016 are estimated to be approximately SEK 3-4 b. This includes both restructuring charges related to the cost and efficiency program and normal restructuring charges for the ongoing business transformation.
Operating expenses
Total operating expenses increased to SEK 64.1 (63.4) b. Operating expenses, excluding restructuring charges, decreased from SEK 63.0 to 61.4 b., due to lower R&D expenses amounting to SEK 32.8 (36.0) b. This is partly a result of implementation of activities related to the cost and efficiency program. Additions to capitalized development expenses amounted to SEK 3.5 (1.5) b. (see page 38, Information on investments). The increase was due to higher activity in technology platform development than a year ago.
Other operating income and expenses
Other operating income and expenses increased to SEK 0.1 (-2.2) b. The increase is mainly related to currency hedge effects of SEK -1.1 b. (-2.8) b. They derive from the hedge contract balance in USD, which has further decreased in value. The SEK has weakened towards the USD between December 31, 2014 (SEK/ USD rate 7.79) and December 31, 2015 (8.40). The negative currency hedge effects were more than offset by several minor positive items and a capital gain of SEK 0.3 b. related to a real estate divestment in the US.
Operating income
Operating income increased to SEK 21.8 (16.8) b. despite significantly higher restructuring charges. The increase was mainly related to higher IPR licensing revenues, lower negative currency hedge effects and lower operating expenses, excluding restructuring charges. The net currency effect had a positive impact on operating income. Operating margin was 8.8% (7.4%).
Financial net
Financial net amounted to SEK -1.9 (-1.0) b. The decrease is mainly due to a negative effect of foreign currency revaluation and lower interest rates.
Taxes
The tax rate for 2015 was 31% compared with 30% in 2014, negatively impacted by market mix. Tax costs were SEK -6.2 (-4.7) b.
Net income and EPS
Net income increased to SEK 13.7 (11.1) b., for the same reasons as for the increase in operating income. EPS diluted was SEK 4.13(3.54), EPS (Non-IFRS) was SEK 6.06 (4.80).
Employees
In 2015, the number of employees decreased by 1,774. At the end of 2015, the total number of employees was 116,281 (118,055). Almost 15,000 employees joined Ericsson during the year and close to 17,000 employees left Ericsson, reflecting the natural attrition rate and ongoing company transformation.
5 Ericsson | Fourth Quarter and Full-Year Report 2015

REGIONAL SALES
Fourth quarter 2015 Change Full year 2015 Change
Global Support
SEK b. Networks Services Solutions Total YoY QoQ Total YoY
North America 8.0 7.6 1.5 17.1 31% 19% 58.3 7%
Latin America 2.9 3.0 0.3 6.1 -7% 9% 21.4 -5%
Northern Europe and Central Asia 1.4 1.3 0.1 2.8 -30% 13% 10.6 -14%
Western and Central Europe 1.8 3.2 0.2 5.3 -13% 17% 19.7 0%
Mediterranean 2.7 4.0 0.3 7.0 -7% 27% 23.3 1%
Middle East 2.7 3.0 0.3 6.1 -11% 6% 22.8 7%
Sub-Saharan Africa 1.6 1.1 0.1 2.8 9% 6% 10.3 18%
India 1.7 1.3 0.1 3.2 34% -13% 13.4 74%
North East Asia 5.8 2.9 0.2 8.9 -3% 40% 28.2 2%
South East Asia and Oceania 2.6 2.4 0.3 5.3 8% 12% 19.2 21%
Other 1) 6.1 0.7 2.1 8.9 91% 153% 19.6 33%
Total 37.3 30.7 5.6 73.6 8% 24% 246.9 8%
1) Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.
North America
Q4: Mobile broadband investments remained stable, with additional hardware sales in the quarter. ICT transformation, TV & Media and Professional Services continued to develop favorably.
Full year: Mobile broadband investments were slow as operators focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. Investments stabilized during the second half of the year, driven by data traffic growth. ICT transformation, TV & Media and Professional Services developed favorably.
Latin America
Q4: Mobile broadband investments in Brazil continued to decline. This was partly offset by continued mobile broadband investments, mainly in Mexico. Professional services business, mainly related to transformation projects in OSS and BSS, developed favorably.
Full year: Sales decreased YoY mainly due to lower activities in Brazil. Operator investments increased in local currency, but not enough to compensate for the depreciation towards the USD and currency restrictions in many parts of the region. Professional Services sales grew, mainly in OSS and BSS.
Northern Europe and Central Asia
Q4: The mobile broadband business declined due to continued low investment levels in Russia. Professional Services grew, primarily in the Nordics, where managed services and ICT transformation were the main drivers.
Full year: Sales declined, primarily due to lower mobile broadband investments in Russia with sales of SEK 4.7 (6.7) b. However, sales stabilized in the second half of the year, but at a lower level compared to the same period last year. Professional Services sales increased, driven by Managed Services and ICT transformation projects in the Nordics. TV & Media and OSS and BSS developed favorably, driving sales growth in Support Solutions.
Western and Central Europe
Q4: Mobile broadband sales decreased as some important projects peaked. Operators continued to invest in network quality and new functionality, positively impacting Professional Services and Support Solutions.
Full year: Investments in mobile broadband were driven by the transition from 3G to 4G and capacity enhancements. At the same time, some important projects peaked. Sales were stable with a shift towards Professional Services and Support Solutions, as operators focus on network optimization, efficiency and new functionality.
Mediterranean
Q4: Sales declined due to lower investment levels in mobile broadband infrastructure, partly offset by increased sales in France and solid sales growth in Managed Services.
Full year: Sales increased somewhat, driven by Managed Services. Investments in mobile broadband were driven by the transition from 3G to 4G and improvement of the quality and capacity of the network.
Middle East
Q4: Sales slowed, as major network expansion projects were completed. Customers are more cautious with new investments given the challenging macro-economic situation. Global Services sales continued to grow, mainly in Consulting and Systems Integration.
Full year: Sales increased, primarily in Global Services. In the first half of the year, Network sales growth was mainly driven by some major mobile broadband projects, which were completed in the second half of the year.
6 Ericsson | Fourth Quarter and Full-Year Report 2015

Sub-Saharan Africa
Q4: Mobile broadband sales increased, driven by operators’ continued focus on network quality.
Full year: Sales increased across all segments, driven by strong consumer demand for mobile broadband, despite a challenging regulatory environment and recent macro-economic development. Operators’ focus on network quality and efficiency drove Professional Services sales growth.
India
Q4: Sales continued to be strong, mainly driven by investments in mobile broadband infrastructure to support the high growth in data usage. 4G deployments have also started.
Full year: Sales growth was driven by increased operator investments in mobile broadband infrastructure and Professional Services. Increased focus on network quality and cost optimization continued to drive strong sales growth for Managed Services. Support Solutions sales showed significant growth, driven by OSS and BSS.
North East Asia
Q4: The 4G deployments in Mainland China recovered after a weak third quarter. Operator investments in Japan increased QoQ, but are still at a lower level than the same period last year.
Full year: Sales growth was driven by 4G deployments in Mainland China, partly offset by lower operator investments in Japan. Professional Services showed growth, supported by the acquisition of Sunrise Technologies.
South East Asia and Oceania
Q4: Sales growth was primarily driven by mobile broadband expansions in Indonesia. Professional Services and Support Solutions developed favorably, mainly driven by network optimization as well as OSS and BSS transformation projects.
Full year: Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focused on efficiency and network optimization. TV & Media showed a positive development during the year.
Other
Q4: Sales increased, driven by the Apple global patent license agreement.
Full year: Sales increased, driven by the Apple global patent license agreement and currency, as a majority of the IPR contracts are in USD. Broadcast services showed good growth. IPR licensing revenues amounted to SEK 14.4 (9.9) b.
7 Ericsson | Fourth Quarter and Full-Year Report 2015

SEGMENT RESULTS
NETWORKS
Segment sales
Networks
Global Services
Support Solutions
Quarterly sales and sales growth year over year
SEK b. 42 35 28 21 14 7 0
% 20 15 10 5 0 -5 -10 37.3 9%
Q4 2014 Q1 2015 Q2 Q3 Q4
Quarterly sales
Sales growth
Operating income and operating margin
SEK b.
10 8 6 4 2 0
% 20 16 12 8 4 0 19% 7.2
Q4 2014 Q1 2015 Q2 Q3 Q4
Operating income
Operating margin
Q4 Q4 YoY Q3 QoQ Full year Full year
SEK b. 2015 2014 change 2015 change 2015 2014
Net sales 37.3 34.1 9% 28.8 29% 123.7 117.5
Sales growth adj. for comparable units and currency - - 0% - 30% -8% -3%
Operating income 7.2 4.3 66% 2.8 159% 12.9 13.5
Operating income excluding restructuring charges 7.4 4.5 66% 3.3 123% 15.8 14.0
Operating margin 19% 13% - 10% - 10% 12%
Operating margin excluding restructuring charges 20% 13% - 12% - 13% 12%
EBITA margin 21% 14% - 11% - 12% 14%
Restructuring charges -0.3 -0.1 82% -0.6 -54% -2.8 -0.4
FOURTH QUARTER COMMENTS
Net sales
Reported sales increased by 9% YoY. The increase was mainly due to higher IPR licensing revenues. In North America the mobile broadband investments remained stable with additional hardware sales in the quarter. 4G deployments in Mainland China recovered after a weak third quarter. Sales, adjusted for comparable units and currency was flat YoY.
Emerging markets such as Mexico, India and Nigeria remained strong while markets such as Russia, Brazil and parts of the Middle East continued to be weak. Investments in Europe were driven by the transition from 3G to 4G and additional capacity enhancements.
Operators increased their investments in telecom core networks driven by deployment of new service offerings such as VoLTE.
Sales, adjusted for comparable units and currency, increased QoQ, mainly driven by higher IPR licensing revenues, higher sales in Mainland China and North America. Sales in India declined QoQ following a strong previous quarter.
The recently released Ericsson Radio System started to be shipped to customers in the quarter and will scale to address all regions in 2016. The modular solution provides competitive advantages and will address the site acquisition issues for the operators. The system delivers three times the capacity density, with 50% improvement in energy efficiency.
Operating income and margin
Operating income and margin increased YoY mainly due to higher IPR licensing revenues and lower operating expenses, mainly related to R&D. Operating income was negatively impacted by a one-time inventory write- down of SEK -0.4 b.
Sequentially, operating income and margin improved due to increased sales with a higher share of IPR licensing revenues and lower restructuring charges.
In the quarter, the effect of currency hedge contracts was negative at SEK -0.1 (-0.8) b. In Q3 2015, the effect of currency hedge contracts was negative at SEK -0.2 b.
Segment Networks has reported double-digit operating margin, excluding restructuring charges, for nine out of the last ten quarters.
8 Ericsson | Fourth Quarter and Full-Year Report 2015

FULL-YEAR COMMENTS
Net sales
Reported sales increased by 5% YoY. The increase was mainly due to higher IPR licensing revenues. Operator investments in mobile broadband in India and South East Asia increased. The large-scale LTE deployments in Mainland China continued at a high pace in 2015.
Sales in North America were flat YoY, supported by the strengthened USD. Mobile broadband investments in North America were negatively impacted by operator focus on cash flow optimization in order to finance major acquisitions and spectrum auctions.
In 2015, sales in targeted growth area IP networks grew, mainly driven by investments in packet core, VoLTE and user data management.
During the year, the USD strengthened towards a number of currencies including SEK, impacting sales positively. At the same time the strong USD gradually impacted investments in some emerging markets.
Sales, adjusted for comparable units and currency, decreased by -8% YoY.
Operating income and margin
Operating income and margin decreased due to a higher share of mobile broadband coverage business and higher restructuring charges. Increased IPR licensing revenues, lower operating expenses and lower negative effect of currency hedge contracts contributed positively to operating income and margin.
The year started with a high level of R&D expenses which gradually decreased as a result of the cost and efficiency program. The ambition to improve Networks profitability, remains.
Restructuring charges amounted to SEK -2.8 (-0.4) b. and the negative effect from hedge contracts was SEK -0.9 (-2.1). b.
9 Ericsson | Fourth Quarter and Full-Year Report 2015

GLOBAL SERVICES
Segment sales
Networks
Global Services
Support Solutions
Quarterly sales and sales growth year over year
SEK b. 40 30 20 10 0% 20 15 10 5 0 30.7 3% Q4 2014 Q1 2015 Q2 Q3 Q4
Quarterly sales Sales growth
Operating income and operating margin SEK b.
5 4 3 2 1 0% 10 8 6 4 2 0 8% 2.5 Q4 2014 Q1 2015 Q2 Q3 Q4
Operating income
Operating margin
SEK b. Q4 2015 Q4 2014 YoY change Q3 2015 QoQ change Full year 2015 Full year 2014
Net sales 30.7 29.8 3% 27.1 13% 108.0 97.7
Of which Professional Services 23.1 21.4 8% 20.5 12% 81.7 70.8
Of which Managed Services 8.2 7.7 6% 8.0 3% 31.8 27.2
Of which Network Rollout 7.6 8.4 -9% 6.5 17% 26.3 26.8
Sales growth adj. for comparable units and currency - - -4% - 17% -2% -2%
Operating income 2.5 1.9 31% 2.4 7% 8.2 6.1
Of which Professional Services 2.7 2.5 10% 2.4 14% 9.6 8.5
Of which Network Rollout -0.2 -0.5 -66% 0.0 - -1.4 -2.5
Operating margin 8% 7% - 9% - 8% 6%
for Professional Services 12% 12% - 12% - 12% 12%
for Network Rollout -2% -6% - 0% - -5% -9%
Operating income excluding restructuring charges 2.7 2.5 8% 2.7 1% 9.9 6.9
Operating margin excluding restructuring charges 9% 9% - 10% - 9% 7%
EBITA margin 9% 8% - 10% - 9% 7%
Restructuring charges -0.2 -0.6 -65% -0.4 -41% -1.7 -0.8
FOURTH QUARTER COMMENTS
Net sales
Reported sales increased by 3% YoY. Sales, adjusted for comparable units and currency, decreased by -4% YoY due to lower Network Rollout sales. Within Professional Services, sales in Consulting and Systems Integration continued to show good growth driven by OSS and BSS transformation projects. The good momentum in Managed Services continued as operators outsource operations to improve network performance, quality and reliability, while maintaining cost control.
Sales, adjusted for comparable units and currency, increased by 17% QoQ with growth in both Professional Services and Network Rollout.
Operating income and margin
Operating income increased in Global Services YoY, driven by higher sales in Professional Services, reduced losses in Network Rollout and lower restructuring charges. The work to restore Network Rollout profitability continued. For the second consecutive quarter, operating margin, excluding restructuring charges, was 0%.
Professional Services operating margin was flat YoY.
Global Services operating margin decreased slightly QoQ due to a higher share of managed services projects in the transformation phase.
10 Ericsson | Fourth Quarter and Full-Year Report 2015

FULL-YEAR COMMENTS
Net sales
Reported sales increased by 11% YoY. Professional Services reported sales grew 15% with strong development across the portfolio and with growth in all ten regions.
Consulting and Systems Integration sales grew, driven by OSS and BSS transformation projects and by solutions for Industry & Society customers. Sales in Managed Services grew by 17% and the number of signed contracts increased by more than 40% compared with 2014.
Network Rollout sales were flat. Lower coverage project activities in Japan, North America and Latin America impacted sales negatively.
Global Services sales, adjusted for comparable units and currency, declined -2%.
Operating income and margin
Global Services operating income increased by more than 30% compared with 2014, driven by increased sales in Professional Services and reduced losses in Network Rollout. Professional Services margin was stable YoY.
The effort to restore Network Rollout profitability progressed well with a break-even result, excluding restructuring, for the second half of the year. Network Rollout full-year operating income, excluding restructuring charges, improved to SEK -0.4 (-2.2) b.
Restructuring charges increased to SEK -1.7 (-0.8) b. The implementation of the Global Services delivery strategy accelerated during the year as part of the cost and efficiency program, resulting in a remote delivery rate of 50% (44%). The ambition to optimize service delivery and improve profitability will continue.
The effect of currency hedge contracts on operating income was SEK -0.2 (-0.6) b.
Q4 2015 Q3 2015 Q2 2015 Q1 2015 Full year 2015 Full year 2014
Number of signed Managed Services contracts 26 18 30 27 101 71
Number of signed significant consulting & systems integration contracts 1) 21 16 16 13 66 56
1) In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.
11 Ericsson | Fourth Quarter and Full-Year Report 2015

SUPPORT SOLUTIONS
Segment sales
Networks
Global Services
Support Solutions
Quarterly sales and sales growth year over year
SEK b.
8 7 6 5 4 3 2 1 0% 50 40 30 20 10 0 -10 -20 -30 40% 5.6 Q4 2014 Q1 2015 Q2 Q3 Q4
Quarterly sales
Sales growth
Operating income and operating margin
SEK b.
3 2 1 0 -1% 30 20 10 0 -10 30% 1.7 Q4 2014 Q1 2015 Q2 Q3 Q4
Operating income
Operating margin
SEK b. Q4 2015 Q4 2014 YoY change Q3 2015 QoQ change Full year 2015 Full year 2014
Net sales 5.6 4.0 40% 3.3 70% 15.0 12.7
Sales growth adj. for comparable units and currency - - 22% - 70% 0% -2%
Operating income 1.7 0.4 - 0.0 - 1.5 0.0
Operating income excluding restructuring charges 1.9 0.5 - 0.0 - 2.0 0.1
Operating margin 30% 11% - 0% - 10% 0%
Operating margin excluding restructuring charges 34% 12% - 1% - 13% 1%
EBITA margin 34% 16% - 7% - 16% 6%
Restructuring charges -0.2 0.0 - 0.0 - -0.5 -0.1
FOURTH QUARTER COMMENTS
Net sales
Reported sales increased by 40% YoY. Sales, adjusted for comparable units and currency, increased by 22% YoY driven primarily by increased IPR licensing revenues but also by strong TV & Media sales in North America.
The implementation of the strategy to become the leader in the IP transformation of TV & Media continues. Ericsson is well positioned in this market and the acquisition of Envivio, a global leader in software-based video encoding, was completed in the quarter.
Sales, adjusted for comparable units and currency, increased QoQ, driven by IPR licensing revenues and TV & Media sales in North America.
Operating income and margin
Operating income and margin improved YoY and QoQ mainly driven by increased IPR licensing revenues and increased TV & Media sales, partly offset by increased restructuring charges.
FULL-YEAR COMMENTS
Net sales
Sales increased by 19% compared with 2014, with North America and India as main contributors. Sales, adjusted for comparable units and currency, were flat. The overall transition of business models, from traditional telecom software licenses to recurrent license revenue deals, continued.
Sales in OSS and BSS developed favorably. Growth of mobile broadband drives operators to transform their OSS and BSS solutions, in order to monetize the data growth while at the same time managing the increased complexity. The TV & Media business recovered in the quarter, with strong sales in North America. Two important TV & Media agreements were announced in North America in the second half of the year, showing the strong position Ericsson has in this transforming market. IPR licensing revenues increased compared with 2014.
Operating income and margin
Operating Income and margin improved significantly compared with 2014, driven by higher sales. Focus going forward is to improve earnings leverage through increased recurring software sales and efficiencies.
Restructuring charges increased to SEK -0.5 (-0.1) b. due to the cost and efficiency program. The effect of currency hedge contracts on operating income was SEK -0.1 (-0.2) b.
12 Ericsson | Fourth Quarter and Full-Year Report 2015

CASH FLOW
SEK b. Q4 2015 Q4 2014 Q3 2015 Full year 2015 Full year 2014
Net income reconciled to cash 11.0 8.3 6.8 24.3 22.3
Changes in operating net assets 10.9 0.3 -5.2 -3.7 -3.6
Cash flow from operating activities 21.9 8.6 1.6 20.6 18.7
Cash flow from investing activities -12.8 -1.7 -0.1 -8.0 -7.5
Cash flow from financing activities -0.7 0.4 -0.3 -10.7 -18.2
Net change in cash and cash equivalents 6.3 8.9 1.0 -0.8 -1.1
Cash conversion (%) 200% 104% 23% 85% 84%
FOURTH QUARTER COMMENTS
Cash flow from operating activities improved YoY. This was mainly due to lower working capital with reduced trade receivables and inventory. In addition, a global patent license agreement with Apple was signed in the quarter, including an initial payment to Ericsson.
Cash outlays of SEK 0.8 b. related to restructuring charges were made in the quarter.
Cash flow from investing activities was mainly impacted by the completion of the acquisition of Envivio. Cash flow effect from short-term investments was SEK 8.6 b. contributing to a cash flow from investing activities of SEK -12.8 b.
Cash flow from financing activities was negatively impacted by decreased external borrowings by subsidiaries of SEK -0.7 b.
Working capital KPIs, number of days Jan-Dec 2015 Jan-Sep 2015 Jan-Jun 2015 Jan-Mar 2015 Jan-Dec 2014
Sales outstanding (target: <90) 87 113 112 125 105
Inventory (target:<65) 64 72 74 82 64
Payable (target:>60) 53 55 57 64 56
FULL-YEAR COMMENTS
Cash flow from operating activities was SEK 20.6 b. The positive earnings were somewhat offset by increased working capital, due to a business mix with a high share of coverage projects in Mainland China and emerging markets.
Total investing activities amounted to SEK -8.0 b. Investments in property, plant and equipment increased to SEK -8.3 (-5.3) b. driven by continued investments in new ICT centers in Sweden and Canada. Acquisitions amounted to SEK -2.2 (-4.4) b.
Financing activities were impacted by dividend payouts of SEK -11.3 (-9.8) b.
13 Ericsson | Fourth Quarter and Full-Year Report 2015

FINANCIAL POSITION
SEK b. Dec 31 2015 Sep 30 2015 Jun 30 2015 Mar 31 2015 Dec 31 2014
+ Short-term investments 26.0 17.6 20.8 30.8 31.2
+ Cash and cash equivalents 40.2 34.0 33.0 35.3 41.0
Gross cash 66.3 51.5 53.8 66.1 72.2
– Interest bearing liabilities and post-employment benefits 47.8 51.8 50.3 50.5 44.5
Net cash 18.5 -0.2 3.5 15.6 27.6
Equity 147.4 138.0 136.7 149.1 145.3
Total assets 284.4 278.4 278.9 303.0 293.6
Capital turnover (times) 1.3 1.2 1.3 1.1 1.2
Return on capital employed (%) 11.6% 8.0% 6.9% 5.8% 9.8%
Equity ratio (%) 51.8% 49.6% 49.0% 49.2% 49.5%
Return on equity (%) 9.3% 6.2% 5.9% 3.6% 8.1%
Net cash increased by SEK 18.7 b. in the quarter as a result of strong operating cash flow and decreased pension liabilities.
The net cash position, excluding post-employment benefits, was SEK 41.2 b.
Net cash decreased by SEK 9.1 b. in 2015, despite stronger cash flow from operating activities. Gross cash decreased, mainly due to increased investments in ICT centers and increased dividends.
Pension liabilities increased by SEK 2.3 b. following actuarial adjustments.
In 2015, Standard & Poor’s and Moody’s confirmed Ericsson’s long-term rating BBB+/Baa1, both with stable outlook.
The average maturity of long-term borrowings as of Dec 31, 2015, was 4.8 years, compared with 5.7 years 12 months earlier.
Debt maturity profile, Parent Company
SEK b.
9 6 3 0
2016 2017 2018 2019 2020 2021 2022
Swedish Export Credit Corporation MTN Bond
Nordic Investment Bank
European Investment Bank
Notes and Bonds
14 Ericsson | Fourth Quarter and Full-Year Report 2015

PARENT COMPANY
Income after financial items was SEK 16.8 (25.6) b. for the full year. The decrease was mainly due to lower recognized dividends from subsidiaries than last year.
Major changes in the Parent Company’s financial position for the year; decreased cash, cash equivalents and short-term investments of SEK 6.4 b. and decreased current and non-current liabilities to subsidiaries of SEK 5.5 b. At the end of the year, cash, cash equivalents and short-term investments amounted to SEK 48.6 (55.0) b.
The Parent Company has recognized dividends from subsidiaries of SEK 6.5 b. in the quarter. At the end of the year the Parent Company recognized dividends from subsidiaries of SEK 15.2 (24.6) b.
In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,845,044 shares from treasury stock were distributed to employees and sold during the fourth quarter. The holding of treasury stock at December 31, 2015, was 49,367,641 Class B shares.
15 Ericsson | Fourth Quarter and Full-Year Report 2015

DIVIDEND, AGM AND ANNUAL REPORT
Dividend proposal
The Board of Directors will propose to the Annual General Meeting to resolve on a dividend of SEK 3.70 (3.40) per share, representing some SEK 12.2 (11.0) b., and April 15, 2016, as the record date for payment of dividend. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.
Ericsson Annual General Meeting
The Annual General Meeting of shareholders will be held on April 13, 2016, 15.00 (CET) at Stockholm Waterfront Congress Centre, Stockholm, Sweden.
Annual Report
The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, in the first weeks of March.
16 Ericsson | Fourth Quarter and Full-Year Report 2015

OTHER INFORMATION
Ericsson and Apple signed global patent license agreement, settled litigation
On December 21, 2015 Ericsson announced that Ericsson and Apple have signed a global patent license agreement between the two companies. The agreement includes a cross license that covers standard-essential patents of both companies (including GSM, UMTS and LTE cellular standards), and grants certain other patent rights. In addition, the agreement includes releases that resolve all pending patent-infringement litigations between the companies.
As part of the seven-year agreement, Apple will make an initial payment to Ericsson and, thereafter, will pay on-going royalties. The specific terms of the contract are confidential. The agreement ends all investigations before the US International Trade Commission, lawsuits pending in the US District Court for the Eastern District of Texas and the U.S. District Court for the Northern District of California, as well as lawsuits in the United Kingdom, Germany and the Netherlands.
Ericsson Capital Markets Day 2015
On November 10, 2015, Ericsson held its Capital Markets Day (CMD) in Stockholm. The company gave an update on the progress of implementation of its strategic agenda, with focus on market development, growth agenda and profitability.
Ericsson announced that its activities and ways to accelerate cost reductions to achieve annual savings of approximately SEK 9 b. with full effect during 2017, were on track.
Ericsson in strategic partnership with Cisco to generate sales and synergies
On November 9, 2015, Ericsson announced a next-generation strategic partnership with Cisco (NASDAQ:CSCO) to create the networks of the future. The partnership will combine the best of both companies: routing, data center, networking, cloud, mobility, management and control, and global services capabilities. Ericsson will together with Cisco, leader in IP-networking, offer end-to-end leadership across network architectures for 5G, cloud and IP, and the Internet of Things.
The announcement was supported by multiple agreements including a global services partner agreement, as well as a broad reseller agreement. The parties have also agreed to discuss FRAND policies and enter a licensing agreement for their respective patent portfolios.
As a result of the partnership, Ericsson will extend its addressable market and is expected to generate USD 1 billion or more of additional sales by 2018 (full year). The extended addressable market is primarily in professional services, software and in reselling of Cisco products. Additional sales are expected to be accretive to operating income already in 2016. The partnership is expected to result in a full-year effect of synergies, primarily in operating expenses, of SEK 1 billion in 2018 for Ericsson.
Ericsson and Cisco will continue to explore further joint business opportunities as the partnership progresses.
Ericsson completed acquisition of Envivio
On October 27, 2015, Ericsson announced that it has completed the acquisition of Envivio, Inc. (NASDAQ: ENVI) through a tender offer for all the shares in Envivio Inc., a global leader in software-based video encoding. The transaction was completed through a merger of its indirect wholly-owned subsidiary, Cindy Acquisition Corporation, with and into Envivio, Inc. Envivio, Inc. survives the merger as a wholly-owned subsidiary of Ericsson. In the putative class action filed in November in the Delaware Court of Chancery on behalf of all Envivio’s stockholders, Ericsson filed a motion in October to dismiss the complaint. In November 2015 the plaintiff voluntarily dismissed the case without prejudice. This case is now officially closed.
POST-CLOSING EVENTS
Ericsson and Huawei extend global patent cross license agreement
On January 15, 2016, Ericsson announced that Ericsson and Huawei have agreed on extending their global patent license agreement between the two companies. The agreement includes a cross license that covers patents relating to both companies’ wireless standard-essential patents (including the GSM, UMTS and LTE cellular standards). As part of the renewed agreement, Huawei will make on-going royalty payment based upon actual sales to Ericsson.
17 Ericsson | Fourth Quarter and Full-Year Report 2015

RISK FACTORS
Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.
Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:
> Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;
> Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;
> Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;
> Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;
> Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
> Changes in foreign exchange rates, in particular USD;
> Political unrest or instability in certain markets;
> Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
> No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.
Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.
Stockholm, January 27, 2016 Telefonaktiebolaget LM Ericsson Org. Nr 556016-0680 Board of Directors
Date for next report: April 21, 2016
18 Ericsson | Fourth Quarter and Full-Year Report 2015

AUDITORS’ REVIEW REPORT
Introduction
We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2015, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.
Scope of review
We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.
A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.
Stockholm, January 27, 2016 PricewaterhouseCoopers AB
Peter Nyllinge
Authorized Public Accountant Auditor in Charge
Bo Hjalmarsson
Authorized Public Accountant
19 Ericsson | Fourth Quarter and Full-Year Report 2015

EDITOR’S NOTE
Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 27, 2016. A financial analyst, investor and media conference call will begin at 14.00 (CET).
Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors
Video material will be published during the day on www.ericsson.com/press
For further information, please contact:
Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer
Phone: +46 10 719 34 72
E-mail: investor.relations@ericsson.com or media.relations@ericsson.com
Telefonaktiebolaget LM Ericsson
Org. number: 556016-0680
Torshamnsgatan 21
SE-164 83 Stockholm
Phone: +46 10 719 00 00
www.ericsson.com
Investors
Peter Nyquist, Vice President,
Head of Investor Relations
Phone: +46 10 714 64 49, +46 70 575 29 06
E-mail: peter.nyquist@ericsson.com
Stefan Jelvin, Director,
Investor Relations
Phone: +46 10 714 20 39, +46 70 986 02 27
E-mail: stefan.jelvin@ericsson.com
Åsa Konnbjer, Director,
Investor Relations
Phone: +46 10 713 39 28, +46 73 082 59 28
E-mail: asa.konnbjer@ericsson.com
Rikard Tunedal, Director,
Investor Relations
Phone: +46 10 714 54 00, +46 761 005 400
E-mail: rikard.tunedal@ericsson.com
Media
Ola Rembe, Vice President,
Head of External Communications
Phone: +46 10 719 97 27, +46 73 024 48 73
E-mail: media.relations@ericsson.com
Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com
20 Ericsson | Fourth Quarter and Full-Year Report 2015

SAFE HARBOR STATEMENT
All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.
In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.
21 Ericsson | Fourth Quarter and Full-Year Report 2015

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
Contents
Financial statements
Consolidated income statement 23
Statement of comprehensive income 23
Consolidated balance sheet 24
Consolidated statement of cash flows 25
Consolidated statement of changes in equity 26
Consolidated income statement – isolated quarters 26
Consolidated statement of cash flows – isolated quarters 27
Parent Company income statement 28
Parent Company statement of comprehensive income 28
Parent Company balance sheet 29
Additional information
Accounting policies 30
Net sales by segment by quarter 31
Sales growth adjusted for comparable units and currency 32
Operating income by segment by quarter 33
Operating margin by segment by quarter 33
EBITA by segment by quarter 34
EBITA margin by segment by quarter 34
Net sales by region by quarter 35
Net sales by region by quarter (cont.) 36
Top 5 countries in sales 36
Net sales by region by segment 37
Provisions 38
Information on investments 38
Reconciliation table, non-IFRS measurements 39
Net cash – end of period 39
Other information 40
Number of employees 40
Restructuring charges by function 41
Restructuring charges by segment 41
22 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED INCOME STATEMENT
Oct–Dec Jan–Dec
SEK million 2015 2014 Change 2015 2014 Change
Net sales 73,568 67,986 8% 246,920 227,983 8%
Cost of sales –46,899 –43,100 9% –161,101 –145,556 11%
Gross income 26,669 24,886 7% 85,819 82,427 4%
Gross margin (%) 36.3% 36.6% 34.8% 36.2%
Research and development expenses –7,921 –9,668 –18% –34,844 –36,308 –4%
Selling and administrative expenses –7,996 –8,107 –1% –29,285 –27,100 8%
Operating expenses –15,917 –17,775 –10% –64,129 –63,408 1%
Other operating income and expenses 254 –837 153 –2,156
Shares in earnings of JV and associated companies 29 28 –38 –56
Operating income 11,035 6,302 75% 21,805 16,807 30%
Financial income –109 179 525 1,277
Financial expenses –619 –639 –2,458 –2,273
Income after financial items 10,307 5,842 76% 19,872 15,811 26%
Taxes –3,329 –1,677 –6,199 –4,668
Net income 6,978 4,165 68% 13,673 11,143 23%
Net income attributable to:
Stockholders of the Parent Company 7,056 4,223 13,549 11,568
Non–controlling interests –78 –58 124 –425
Other information
Average number of shares, basic (million) 3,254 3,241 3,249 3,237
Earnings per share, basic (SEK) 1) 2.17 1.30 4.17 3.57
Earnings per share, diluted (SEK) 1) 2.15 1.29 4.13 3.54
1) Based on Net income attributable to stockholders of the Parent Company.
STATEMENT OF COMPREHENSIVE INCOME
Oct–Dec Jan–Dec
SEK million 2015 2014 2015 2014
Net income 6,978 4,165 13,673 11,143
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling 3,860 –7,380 –2,026 –10,017
Tax on items that will not be reclassified to profit or loss –797 1,679 721 2,218
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period – – – –
Reclassification adjustments for gains/losses included in profit or loss – – – –
Revaluation of other investments in shares and participations
Fair value remeasurement 216 8 457 47
Changes in cumulative translation adjustments –1,141 3,058 –604 8,734
Share of other comprehensive income on JV and associated companies – 217 141 579
Tax on items that may be reclassified to profit or loss – 5 – 5
Total other comprehensive income, net of tax 2,138 –2,413 –1,311 1,566
Total comprehensive income 9,116 1,752 12,362 12,709
Total comprehensive income attributable to:
Stockholders of the Parent Company 9,173 1,769 12,218 12,981
Non–controlling interest –57 –17 144 –272
23 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED BALANCE SHEET
Dec 31 Sep 30 Dec 31
SEK million 2015 2015 2014
ASSETS
Non–current assets
Intangible assets
Capitalized development expenses 5,493 4,660 3,570
Goodwill 41,087 41,524 38,330
Intellectual property rights, brands and other intangible assets 9,316 9,879 12,534
Property, plant and equipment 15,901 15,774 13,341
Financial assets
Equity in JV and associated companies 1,210 1,214 2,793
Other investments in shares and participations 1,275 936 591
Customer finance, non–current 1,739 2,020 1,932
Other financial assets, non–current 5,634 4,428 5,900
Deferred tax assets 13,183 13,575 12,778
94,838 94,010 91,769
Current assets
Inventories 28,436 32,187 28,175
Trade receivables 71,069 74,957 77,893
Customer finance, current 2,041 2,089 2,289
Other current receivables 21,709 23,588 21,273
Short–term investments 26,046 17,597 31,171
Cash and cash equivalents 40,224 33,950 40,988
189,525 184,368 201,789
Total assets 284,363 278,378 293,558
EQUITY AND LIABILITIES
Equity
Stockholders’ equity 146,525 137,086 144,306
Non–controlling interest in equity of subsidiaries 841 898 1,003
147,366 137,984 145,309
Non–current liabilities
Post–employment benefits 22,664 26,011 20,385
Provisions, non–current 176 35 202
Deferred tax liabilities 2,472 2,208 3,177
Borrowings, non–current 22,744 22,900 21,864
Other non–current liabilities 1,851 1,802 1,797
49,907 52,956 47,425
Current liabilities
Provisions, current 3,662 4,296 4,225
Borrowings, current 2,376 2,885 2,281
Trade payables 22,389 21,734 24,473
Other current liabilities 58,663 58,523 69,845
87,090 87,438 100,824
Total equity and liabilities 284,363 278,378 293,558
Of which interest–bearing liabilities and post–employment benefits 47,784 51,796 44,530
Of which net cash 18,486 –249 27,629
Assets pledged as collateral 2,526 2,605 2,525
Contingent liabilities 922 768 737
24 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED STATEMENT
OF CASH FLOWS
Oct–Dec Jan–Dec
SEK million 2015 2014 2015 2014
Operating activities
Net income 6,978 4,165 13,673 11,143
Adjustments to reconcile net income to cash
Taxes 395 475 –2,835 –1,235
Earnings/dividends in JV and associated companies –33 –25 130 305
Depreciation, amortization and impairment losses 2,521 2,690 10,206 9,945
Other 1,092 965 3,110 2,185
10,953 8,270 24,284 22,343
Changes in operating net assets
Inventories 3,496 1,203 –366 –2,924
Customer finance, current and non–current 302 174 824 –710
Trade receivables 2,754 –4,661 7,000 1,182
Trade payables 886 1,250 –2,676 1,265
Provisions and post–employment benefits –673 –152 544 –859
Other operating assets and liabilities, net 4,141 2,512 –9,013 –1,595
10,906 326 –3,687 –3,641
Cash flow from operating activities 21,859 8,596 20,597 18,702
Investing activities
Investments in property, plant and equipment –1,740 –1,553 –8,338 –5,322
Sales of property, plant and equipment 92 56 1,301 522
Acquisitions/divestments of subsidiaries and other operations, net –945 –1,747 –2,200 –4,394
Product development –1,183 –986 –3,302 –1,523
Other investing activities –418 –1,533 –543 –3,392
Short–term investments –8,613 4,066 5,095 6,596
Cash flow from investing activities –12,807 –1,697 –7,987 –7,513
Cash flow before financing activities 9,052 6,899 12,610 11,189
Financing activities
Dividends paid – –15 –11,337 –9,846
Other financing activities –669 371 627 –8,379
Cash flow from financing activities –669 356 –10,710 –18,225
Effect of exchange rate changes on cash –2,109 1,691 –2,664 5,929
Net change in cash and cash equivalents 6,274 8,946 –764 –1,107
Cash and cash equivalents, beginning of period 33,950 32,042 40,988 42,095
Cash and cash equivalents, end of period 40,224 40,988 40,224 40,988
25 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED STATEMENT
OF CHANGES IN EQUITY
Jan–Dec Jan–Dec
SEK million 2015 2014
Opening balance 145,309 141,623
Total comprehensive income 12,362 12,709
Sale/repurchase of own shares 169 106
Stock purchase plan 865 717
Dividends paid –11,337 –9,846
Transactions with non–controlling interests –2 –
Closing balance 147,366 145,309
CONSOLIDATED INCOME STATEMENT
– ISOLATED QUARTERS
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Net sales 73,568 59,161 60,671 53,520 67,986 57,643 54,849 47,505
Cost of sales –46,899 –39,110 –40,536 –34,556 –43,100 –37,362 –34,910 –30,184
Gross income 26,669 20,051 20,135 18,964 24,886 20,281 19,939 17,321
Gross margin (%) 36.3% 33.9% 33.2% 35.4% 36.6% 35.2% 36.4% 36.5%
Research and development expenses –7,921 –8,540 –9,896 –8,487 –9,668 –9,281 –9,084 –8,275
Selling and administrative expenses –7,996 –6,393 –7,765 –7,131 –8,107 –6,000 –6,541 –6,452
Operating expenses –15,917 –14,933 –17,661 –15,618 –17,775 –15,281 –15,625 –14,727
Other operating income and expenses 254 80 1,059 –1,240 –837 –1,134 –206 21
Shares in earnings of JV and associated companies 29 –121 27 27 28 10 –109 15
Operating income 11,035 5,077 3,560 2,133 6,302 3,876 3,999 2,630
Financial income –109 188 –238 684 179 429 268 401
Financial expenses –619 –809 –290 –740 –639 –557 –465 –612
Income after financial items 10,307 4,456 3,032 2,077 5,842 3,748 3,802 2,419
Taxes –3,329 –1,338 –909 –623 –1,677 –1,124 –1,140 –727
Net income 6,978 3,118 2,123 1,454 4,165 2,624 2,662 1,692
Net income attributable to:
Stockholders of the Parent Company 7,056 3,080 2,094 1,319 4,223 2,646 2,579 2,120
Non–controlling interests –78 38 29 135 –58 –22 83 –428
Other information
Average number of shares, basic (million) 3,254 3,251 3,247 3,244 3,241 3,238 3,235 3,233
Earnings per share, basic (SEK) 1) 2.17 0.95 0.64 0.41 1.30 0.82 0.80 0.66
Earnings per share, diluted (SEK) 1) 2.15 0.94 0.64 0.40 1.29 0.81 0.79 0.65
1) Based on Net income attributable to stockholders of the Parent Company.
26 Ericsson | Fourth Quarter and Full-Year Report 2015

CONSOLIDATED STATEMENT
OF CASH FLOWS – ISOLATED QUARTERS
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Operating activities
Net income 6,978 3,118 2,123 1,454 4,165 2,624 2,662 1,692
Adjustments to reconcile net income to cash
Taxes 395 51 –1,360 –1,921 475 –388 26 –1,348
Earnings/dividends in JV and associated companies –33 136 49 –22 –25 –10 356 –16
Depreciation, amortization and impairment losses 2,521 2,425 2,579 2,681 2,690 2,481 2,414 2,360
Other 1,092 1,052 22 944 965 267 404 549
10,953 6,782 3,413 3,136 8,270 4,974 5,862 3,237
Changes in operating net assets
Inventories 3,496 –226 383 –4,019 1,203 –840 –1,188 –2,099
Customer finance, current and non–current 302 375 405 –258 174 –1,101 –341 558
Trade receivables 2,754 –1,421 3,630 2,037 –4,661 –1,222 –892 7,957
Trade payables 886 –494 –1,400 –1,668 1,250 –1,519 1,644 –110
Provisions and post–employment benefits –673 –302 1,685 –166 –152 –18 –225 –464
Other operating assets and liabilities, net 4,141 –3,154 –5,038 –4,962 2,512 –1,624 –2,806 323
10,906 –5,222 –335 –9,036 326 –6,324 –3,808 6,165
Cash flow from operating activities 21,859 1,560 3,078 –5,900 8,596 –1,350 2,054 9,402
Investing activities
Investments in property, plant and equipment –1,740 –1,807 –2,424 –2,367 –1,553 –1,415 –1,320 –1,034
Sales of property, plant and equipment 92 59 1,075 75 56 139 53 274
Acquisitions/divestments of subsidiaries and other operations, net –945 –1,028 –169 –58 –1,747 –286 –1,512 –849
Product development –1,183 –982 –843 –294 –986 –155 –185 –197
Other investing activities –418 37 –280 118 –1,533 –1,302 –388 –169
Short–term investments –8,613 3,631 9,678 399 4,066 2,308 7,012 –6,790
Cash flow from investing activities –12,807 –90 7,037 –2,127 –1,697 –711 3,660 –8,765
Cash flow before financing activities 9,052 1,470 10,115 –8,027 6,899 –2,061 5,714 637
Financing activities
Dividends paid – –277 –11,035 –25 –15 –3 –9,828 –
Other financing activities –669 –34 431 899 371 –1,288 –2,393 –5,069
Cash flow from financing activities –669 –311 –10,604 874 356 –1,291 –12,221 –5,069
Effect of exchange rate changes on cash –2,109 –171 –1,860 1,476 1,691 2,306 1,499 433
Net change in cash and cash equivalents 6,274 988 –2,349 –5,677 8,946 –1,046 –5,008 –3,999
Cash and cash equivalents, beginning of period 33,950 32,962 35,311 40,988 32,042 33,088 38,096 42,095
Cash and cash equivalents, end of period 40,224 33,950 32,962 35,311 40,988 32,042 33,088 38,096
27 Ericsson | Fourth Quarter and Full-Year Report 2015

PARENT COMPANY INCOME STATEMENT
Oct–Dec Jan–Dec
SEK million 2015 2014 2015 2014
Net sales – – – –
Cost of sales – – – –
Gross income – – – –
Operating expenses –425 –436 –1,040 –1,209
Other operating income and expenses 729 1,013 2,889 3,088
Operating income 304 577 1,849 1,879
Financial net 6,447 9,210 14,952 23,684
Income after financial items 6,751 9,787 16,801 25,563
Transfers to (–) / from untaxed reserves –1,500 –1,700 –1,500 –1,700
Taxes 158 235 –208 –263
Net income 5,409 8,322 15,093 23,600
PARENT COMPANY STATEMENT
OF COMPREHENSIVE INCOME
Oct–Dec Jan–Dec
SEK million 2015 2014 2015 2014
Net income 5,409 8,322 15,093 23,600
Revaluation of other investments in shares and participations
Fair value remeasurement 216 7 457 46
Total other comprehensive income, net of tax 216 7 457 46
Total comprehensive income 5,625 8,329 15,550 23,646
28 Ericsson | Fourth Quarter and Full-Year Report 2015

PARENT COMPANY BALANCE SHEET
Dec 31 Dec 31
SEK million 2015 2014
ASSETS
Fixed assets
Intangible assets 809 1,193
Tangible assets 456 470
Financial assets 99,914 97,901
101,179 99 564
Current assets
Inventories – 27
Receivables 25,692 24,819
Short–term investments 25,506 30,576
Cash and cash equivalents 23,118 24,443
74,316 79,865
Total assets 175,495 179,429
STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity 48,018 48,018
Non–restricted equity 42,578 37,871
90,596 85,889
Provisions 807 1,471
Non–current liabilities 46,457 45,512
Current liabilities 37,635 46,557
Total stockholders’ equity, provisions and liabilities 175,495 179,429
Assets pledged as collateral 526 525
Contingent liabilities 22,461 20,906
29 Ericsson | Fourth Quarter and Full-Year Report 2015

ACCOUNTING POLICIES
THE GROUP
This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunction with that annual report.
There is no significant difference between IFRS effective as per December 31, 2015 and IFRS as endorsed by the EU.
Discount rate applied for pension liability calculation in Sweden
The Company has in periods up to the second quarter of 2015 estimated the discount rate for the Swedish pension liability based on the interest rates for Swedish covered bonds. Due to the development since then of the deepness of the Swedish covered bond market and the volatility in interest rates, the Company has decided to apply Swedish government bonds rate for this discounting. The discount rate used for this interim report and fiscal year is 2.1% (December 31st, 2015).
30 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES BY SEGMENT BY QUARTER
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 37,304 28,817 31,163 26,436 34,110 30,030 28,964 24,383
Global Services 30,670 27,055 26,392 23,901 29,777 24,467 23,059 20,356
Of which Professional Services 23,072 20,545 20,001 18,131 21,405 17,794 16,554 15,078
Of which Managed Services 8,214 7,976 8,150 7,501 7,741 7,175 6,485 5,754
Of which Network Rollout 7,598 6,510 6,391 5,770 8,372 6,673 6,505 5,278
Support Solutions 5,594 3,289 3,092 3,074 4,009 3,057 2,824 2,765
Modems – – 24 109 90 89 2 1
Total 73,568 59,161 60,671 53,520 67,986 57,643 54,849 47,505
2015 2014
Sequential change, percent Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 29% –8% 18% –22% 14% 4% 19% –30%
Global Services 13% 3% 10% –20% 22% 6% 13% –25%
Of which Professional Services 12% 3% 10% –15% 20% 7% 10% –20%
Of which Managed Services 3% –2% 9% –3% 8% 11% 13% –12%
Of which Network Rollout 17% 2% 11% –31% 25% 3% 23% –37%
Support Solutions 70% 6% 1% –23% 31% 8% 2% –46%
Modems – – – – – – – –
Total 24% –2% 13% –21% 18% 5% 15% –29%
2015 2014
Year over year change, percent Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 9% –4% 8% 8% –2% 13% 3% –13%
Global Services 3% 11% 14% 17% 10% 2% –7% –5%
Of which Professional Services 8% 15% 21% 20% 14% 10% –1% 3%
Of which Managed Services 6% 11% 26% 30% 18% 15% –4% –2%
Of which Network Rollout –9% –2% –2% 9% 0% –14% –19% –23%
Support Solutions 40% 8% 9% 11% –21% 30% 21% 13%
Modems – – – – – – – –
Total 8% 3% 11% 13% 1% 9% –1% –9%
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 123,720 86,416 57,599 26,436 117,487 83,377 53,347 24,383
Global Services 108,018 77,348 50,293 23,901 97,659 67,882 43,415 20,356
Of which Professional Services 81,749 58,677 38,132 18,131 70,831 49,426 31,632 15,078
Of which Managed Services 31,841 23,627 15,651 7,501 27,155 19,414 12,239 5,754
Of which Network Rollout 26,269 18,671 12,161 5,770 26,828 18,456 11,783 5,278
Support Solutions 15,049 9,455 6,166 3,074 12,655 8,646 5,589 2,765
Modems 133 133 133 109 182 92 3 1
Total 246,920 173,352 114,191 53,520 227,983 159,997 102,354 47,505
2015 2014
Year to date, year over year change, percent Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 5% 4% 8% 8% 0% 1% –5% –13%
Global Services 11% 14% 16% 17% 0% –3% –6% –5%
Of which Professional Services 15% 19% 21% 20% 7% 4% 1% 3%
Of which Managed Services 17% 22% 28% 30% 7% 3% –3% –2%
Of which Network Rollout –2% 1% 3% 9% –14% –19% –21% –23%
Support Solutions 19% 9% 10% 11% 3% 21% 17% 13%
Modems – – – – – – – –
Total 8% 8% 12% 13% 0% 0% –5% –9%
31 Ericsson | Fourth Quarter and Full-Year Report 2015

SALES GROWTH ADJUSTED FOR
COMPARABLE UNITS AND CURRENCY
2015 2014
Sequential change, percent Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 30% –6% 16% –28% 7% –2% 16% –30%
Global Services 17% 2% 10% –26% 20% 5% 11% –25%
Support Solutions 70% 7% –3% –31% 25% 6% 1% –45%
Modems – – – – – – – –
Total 26% –2% 12% –28% 13% 2% 13% –28%
Isolated quarter, year over year change, 2015 2014
percent Q4 Q3 Q2 Q1 Q4 1) Q3 Q2 Q1
Networks 0% –15% –9% –9% –7% 7% 5% –10%
Global Services –4% –2% –2% –2% 5% –2% –8% –3%
Support Solutions 22% –8% –13% –11% –5% 10% 5% 4%
Modems – – – – – – – –
Total –1% –9% –6% –6% –2% 3% –1% –7%
Year to date, year over year change, 2015 2014
percent Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec 1) Jan–Sep Jan–Jun Jan–Mar
Networks –8% –11% –9% –9% –3% 0% –3% –10%
Global Services –2% –2% –2% –2% –2% –4% –5% –3%
Support Solutions 0% –10% –12% –11% –2% 7% 4% 4%
Modems – – – – – – – –
Total –5% –7% –6% –6% –2% –2% –4% –7%
1) Partly adjusted for the initial IPR payment from Samsung in Q4 2013.
32 Ericsson | Fourth Quarter and Full-Year Report 2015

OPERATING INCOME
BY SEGMENT BY QUARTER
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 7,154 2,764 2,435 590 4,319 3,175 3,574 2,476
Global Services 2,530 2,364 1,640 1,681 1,937 1,607 1,487 1,036
Of which Professional Services 2,712 2,386 2,403 2,109 2,472 2,059 2,095 1,893
Of which Network Rollout –182 –22 –763 –428 –535 –452 –608 –857
Support Solutions 1,668 –6 –240 82 443 –108 –378 12
Modems 1 –1 7 0 –85 –739 –456 –745
Unallocated 1) –318 –44 –282 –220 –312 –59 –228 –149
Total 11,035 5,077 3,560 2,133 6,302 3,876 3,999 2,630
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 12,943 5,789 3,025 590 13,544 9,225 6,050 2,476
Global Services 8,215 5,685 3,321 1,681 6,067 4,130 2,523 1,036
Of which Professional Services 9,610 6,898 4,512 2,109 8,519 6,047 3,988 1,893
Of which Network Rollout –1,395 –1,213 –1,191 –428 –2,452 –1,917 –1,465 –857
Support Solutions 1,504 –164 –158 82 –31 –474 –366 12
Modems 7 6 7 0 –2,025 –1,940 –1,201 –745
Unallocated 1) –864 –546 –502 –220 –748 –436 –377 –149
Total 21,805 10,770 5,693 2,133 16,807 10,505 6,629 2,630
1) “Unallocated” consists mainly of costs for corporate staff, non–operational capital gains and losses.
OPERATING MARGIN
BY SEGMENT BY QUARTER
As percentage of net sales, 2015 2014
isolated quarters Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 19% 10% 8% 2% 13% 11% 12% 10%
Global Services 8% 9% 6% 7% 7% 7% 6% 5%
Of which Professional Services 12% 12% 12% 12% 12% 12% 13% 13%
Of which Network Rollout –2% 0% –12% –7% –6% –7% –9% –16%
Support Solutions 30% 0% –8% 3% 11% –4% –13% 0%
Modems – – – – – – – –
Total 15% 9% 6% 4% 9% 7% 7% 6%
2015 2014
As percentage of net sales, year to date Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 10% 7% 5% 2% 12% 11% 11% 10%
Global Services 8% 7% 7% 7% 6% 6% 6% 5%
Of which Professional Services 12% 12% 12% 12% 12% 12% 13% 13%
Of which Network Rollout –5% –6% –10% –7% –9% –10% –12% –16%
Support Solutions 10% –2% –3% 3% 0% –5% –7% 0%
Modems – – – – – – – –
Total 9% 6% 5% 4% 7% 7% 6% 6%
33 Ericsson | Fourth Quarter and Full-Year Report 2015

EBITA
BY SEGMENT BY QUARTER
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 7,668 3,233 3,014 1,218 4,914 3,773 4,156 3,052
Global Services 2,770 2,604 1,918 1,952 2,259 1,857 1,731 1,257
Of which Professional Services 2,915 2,605 2,635 2,344 2,711 2,254 2,289 2,073
Of which Network Rollout -145 –1 –717 –392 –452 –397 –558 –816
Support Solutions 1,892 226 –4 308 647 95 –196 192
Modems 1 –1 7 0 –44 –698 –416 –699
Unallocated 1) -317 –44 –281 –220 –312 –59 –226 –149
Total 12,014 6,018 4,654 3,258 7,464 4,968 5,049 3,653
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 15,133 7,465 4,232 1,218 15,895 10,981 7,208 3,052
Global Services 9,244 6,474 3,870 1,952 7,104 4,845 2,988 1,257
Of which Professional Services 10,499 7,584 4,979 2,344 9,327 6,616 4,362 2,073
Of which Network Rollout -1,255 –1,110 –1,109 –392 –2,223 –1,771 –1,374 –816
Support Solutions 2,422 530 304 308 738 91 –4 192
Modems 7 6 7 0 –1,857 –1,813 –1,115 –699
Unallocated 1) -862 –545 –501 –220 –746 –434 –375 –149
Total 25,944 13,930 7,912 3,258 21,134 13,670 8,702 3,653
1) “Unallocated” consists mainly of costs for corporate staff, non–operational capital gains and losses.
EBITA MARGIN
BY SEGMENT BY QUARTER
As percentage of net sales, 2015 2014
isolated quarters Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks 21% 11% 10% 5% 14% 13% 14% 13%
Global Services 9% 10% 7% 8% 8% 8% 8% 6%
Of which Professional Services 13% 13% 13% 13% 13% 13% 14% 14%
Of which Network Rollout -2% 0% –11% –7% –5% –6% –9% –15%
Support Solutions 34% 7% 0% 10% 16% 3% –7% 7%
Modems – – – – – – – –
Total 16% 10% 8% 6% 11% 9% 9% 8%
As percentage of net sales, 2015 2014
year to date Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks 12% 9% 7% 5% 14% 13% 14% 13%
Global Services 9% 8% 8% 8% 7% 7% 7% 6%
Of which Professional Services 13% 13% 13% 13% 13% 13% 14% 14%
Of which Network Rollout -5% –6% –9% –7% –8% –10% –12% –15%
Support Solutions 16% 6% 5% 10% 6% 1% 0% 7%
Modems – – – – – – – –
Total 11% 8% 7% 6% 9% 9% 9% 8%
34 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES
BY REGION BY QUARTER
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
North America 17,082 14,355 14,578 12,246 13,082 14,033 15,179 12,215
Latin America 6,106 5,610 5,067 4,574 6,564 5,882 5,414 4,710
Northern Europe & Central Asia 1) 2) 2,847 2,520 2,556 2,726 4,069 3,151 2,717 2,436
Western & Central Europe 2) 5,320 4,540 5,131 4,741 6,097 4,646 4,582 4,381
Mediterranean 2) 6,971 5,470 5,887 4,982 7,513 5,218 5,487 4,785
Middle East 6,089 5,728 6,515 4,517 6,865 6,039 4,514 3,859
Sub Saharan Africa 2,847 2,691 2,653 2,158 2,603 2,447 1,886 1,813
India 3,172 3,629 3,049 3,531 2,362 2,000 1,645 1,695
North East Asia 8,916 6,348 6,943 6,030 9,225 7,033 6,406 4,908
South East Asia & Oceania 5,329 4,750 4,897 4,259 4,956 3,794 3,662 3,446
Other 1) 2) 8,889 3,520 3,395 3,756 4,650 3,400 3,357 3,257
Total 73,568 59,161 60,671 53,520 67,986 57,643 54,849 47,505
1) Of which in Sweden 972 1,135 598 1,091 1,047 1,090 1,008 999
2) Of which in EU 12,644 10,584 11,453 10,904 14,325 10,736 10,320 9,720
2015 2014
Sequential change, percent Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
North America 19% –2% 19% –6% –7% –8% 24% –11%
Latin America 9% 11% 11% –30% 12% 9% 15% –30%
Northern Europe & Central Asia 1) 2) 13% –1% –6% –33% 29% 16% 12% –34%
Western & Central Europe 2) 17% –12% 8% –22% 31% 1% 5% –16%
Mediterranean 2) 27% –7% 18% –34% 44% –5% 15% –32%
Middle East 6% –12% 44% –34% 14% 34% 17% –35%
Sub Saharan Africa 6% 1% 23% –17% 6% 30% 4% –30% India –13% 19% –14% 49% 18% 22% –3% –14%
North East Asia 40% –9% 15% –35% 31% 10% 31% –43%
South East Asia & Oceania 12% –3% 15% –14% 31% 4% 6% –20%
Other 1) 2) 153% 4% –10% –19% 37% 1% 3% –55%
Total 24% –2% 13% –21% 18% 5% 15% –29%
1) Of which in Sweden –14% 90% –45% 4% –4% 8% 1% –25%
2) Of which in EU 19% –8% 5% –24% 33% 4% 6% –24%
2015 2014
Year–over–year change, percent Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
North America 31% 2% –4% 0% –5% –3% –1% –23%
Latin America –7% –5% –6% –3% –3% 11% –3% 8%
Northern Europe & Central Asia 1) 2) –30% –20% –6% 12% 11% 7% 0% 7%
Western & Central Europe 2) –13% –2% 12% 8% 17% 6% 1% 1%
Mediterranean 2) –7% 5% 7% 4% 6% –8% –11% –9%
Middle East –11% –5% 44% 17% 16% 38% 13% 22%
Sub Saharan Africa 9% 10% 41% 19% 1% –9% –29% –15%
India 34% 81% 85% 108% 20% 56% 29% 6%
North East Asia –3% –10% 8% 23% 7% 16% –4% –19%
South East Asia & Oceania 8% 25% 34% 24% 16% 5% –3% –17%
Other 1) 2) 91% 4% 1% 15% –35% 55% 23% 12%
Total 8% 3% 11% 13% 1% 9% –1% –9%
1) Of which in Sweden –7% 4% –41% 9% –21% 37% –21% –2%
2) Of which in EU –12% –1% 11% 12% 12% 6% –5% –1%
35 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES
BY REGION BY QUARTER, CONT.
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
North America 58,261 41,179 26,824 12,246 54,509 41,427 27,394 12,215
Latin America 21,357 15,251 9,641 4,574 22,570 16,006 10,124 4,710
Northern Europe & Central Asia 1) 2) 10,649 7,802 5,282 2,726 12,373 8,304 5,153 2,436
Western & Central Europe 2) 19,732 14,412 9,872 4,741 19,706 13,609 8,963 4,381
Mediterranean 2) 23,310 16,339 10,869 4,982 23,003 15,490 10,272 4,785
Middle East 22,849 16,760 11,032 4,517 21,277 14,412 8,373 3,859
Sub Saharan Africa 10,349 7,502 4,811 2,158 8,749 6,146 3,699 1,813
India 13,381 10,209 6,580 3,531 7,702 5,340 3,340 1,695
North East Asia 28,237 19,321 12,973 6,030 27,572 18,347 11,314 4,908
South East Asia & Oceania 19,235 13,906 9,156 4,259 15,858 10,902 7,108 3,446
Other 1) 2) 19,560 10,671 7,151 3,756 14,664 10,014 6,614 3,257
Total 246,920 173,352 114,191 53,520 227,983 159,997 102,354 47,505
1) Of which in Sweden 3,796 2,824 1,689 1,091 4,144 3,097 2,007 999
2) Of which in EU 45,585 32,941 22,357 10,904 45,101 30,776 20,040 9,720
Year to date, year–over–year change, percent 2015 2014
Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
North America 7% –1% –2% 0% –8% –9% –12% –23%
Latin America –5% –5% –5% –3% 3% 5% 2% 8%
Northern Europe & Central Asia 1) 2) –14% –6% 3% 12% 6% 5% 3% 7%
Western & Central Europe 2) 0% 6% 10% 8% 7% 3% 1% 1%
Mediterranean 2) 1% 5% 6% 4% –5% –9% –10% –9%
Middle East 7% 16% 32% 17% 22% 25% 17% 22%
Sub Saharan Africa 18% 22% 30% 19% –13% –18% –23% –15%
India 74% 91% 97% 108% 25% 28% 16% 6%
North East Asia 2% 5% 15% 23% 1% –2% –11% –19%
South East Asia & Oceania 21% 28% 29% 24% 0% –5% –10% –17%
Other 1) 2) 33% 7% 8% 15% –2% 28% 18% 12%
Total 8% 8% 12% 13% 0% 0% –5% –9%
1) Of which in Sweden –8% –9% –16% 9% –6% 0% –13% –2%
2) Of which in EU 1% 7% 12% 12% 4% 0% –3% –1%
TOP 5 COUNTRIES IN SALES
Q4 Jan–Dec
Country 2015 2014 2015 2014
United States 31% 20% 26% 24%
China 8% 7% 8% 6%
India 4% 4% 5% 4%
Italy 3% 4% 3% 3%
United Kingdom 3% 3% 3% 3%
36 Ericsson | Fourth Quarter and Full-Year Report 2015

NET SALES BY REGION BY SEGMENT
Q4 2015 Jan–Dec 2015
SEK milion Networks Global Services Support Solutions Modems Total Networks Global Services Support Solutions Modems Total
North America 7,958 7,588 1,536 – 17,082 26,200 27,898 4,163 – 58,261
Latin America 2,857 2,986 263 – 6,106 9,763 10,742 852 – 21,357
Northern Europe & Central Asia 1,426 1,324 97 – 2,847 6,203 4,118 328 – 10,649
Western & Central Europe 1,837 3,236 247 – 5,320 6,754 12,233 745 – 19,732
Mediterranean 2,674 4,043 254 – 6,971 9,151 13,408 751 – 23,310
Middle East 2,746 3,010 333 – 6,089 11,873 9,741 1,235 – 22,849
Sub Saharan Africa 1,576 1,138 133 – 2,847 4,793 4,902 654 – 10,349
India 1,718 1,320 134 – 3,172 8,083 4,570 728 – 13,381
North East Asia 5,815 2,863 238 – 8,916 18,714 8,838 685 – 28,237
South East Asia & Oceania 2,640 2,430 259 – 5,329 10,001 8,693 541 – 19,235
Other 6,057 732 2,100 – 8,889 12,185 2,875 4,367 133 19,560
Total 37,304 30,670 5,594 – 73,568 123,720 108,018 15,049 133 246,920
Share of Total 51% 42% 7% – 100% 50% 44% 6% – 100%
Q4 2015
Sequential change, percent Networks Global Services Support Solutions Modems Total
North America 24% 9% 56% – 19%
Latin America 14% 3% 38% – 9%
Northern Europe & Central Asia 0% 31% 8% – 13%
Western & Central Europe 33% 9% 34% – 17%
Mediterranean 24% 28% 61% – 27%
Middle East 2% 14% –16% – 6%
Sub Saharan Africa 29% –15% 4% – 6%
India –29% 22% 20% – –13%
North East Asia 40% 42% 23% – 40%
South East Asia & Oceania 9% 9% 156% – 12%
Other 200% –2% 180% – 153%
Total 29% 13% 70% – 24%
–
Q4 2015
Year over year change, percent Networks Global Services Support Solutions Modems Total
North America 60% 6% 57% – 31%
Latin America –3% –10% –14% – –7%
Northern Europe & Central Asia –47% 4% –6% – –30%
Western & Central Europe –31% 0% 41% – –13%
Mediterranean –13% –3% –3% – –7%
Middle East –23% 7% –35% – –11%
Sub Saharan Africa 43% –17% –5% – 9%
India 43% 34% –24% – 34%
North East Asia –10% 11% 31% – –3%
South East Asia & Oceania 0% 16% 26% – 8%
Other 118% –10% 117% – 91%
Total 9% 3% 40% – 8%
Jan–Dec 2015
Year over year change, percent Networks Global Services Support Solutions Modems Total
North America 1% 12% 20% – 7%
Latin America -9% -1% -17% – -5%
Northern Europe & Central Asia -22% 0% 16% – -14%
Western & Central Europe -16% 11% 21% – 0%
Mediterranean -5% 6% -8% – 1%
Middle East 2% 15% 3% – 7%
Sub Saharan Africa 22% 15% 18% – 18%
India 98% 46% 50% – 74%
North East Asia 4% -1% 4% – 2%
South East Asia & Oceania 19% 24% 10% – 21%
Other 34% 25% 43% – 33%
Total 5% 11% 19% – 8%
37 Ericsson | Fourth Quarter and Full-Year Report 2015

PROVISIONS
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Opening balance 4,331 5,354 4,056 4,427 4,567 4,579 4,928 5,362
Additions 589 695 2,777 915 996 675 430 625
Utilization/Cash out –1,096 –1,545 –1,217 –1,204 –794 –648 –642 –977
Of which restructuring –754 –1,103 –472 –437 –213 –231 –246 –512
Reversal of excess amounts 87 –168 –161 –236 –420 –132 –298 –88
Reclassification, translation difference and other –73 –5 –101 154 78 93 161 6
Closing balance 3,838 4,331 5,354 4,056 4,427 4,567 4,579 4,928
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Opening balance 4,427 4,427 4,427 4,427 5,362 5,362 5,362 5,362
Additions 4,976 4,387 3,692 915 2,726 1,730 1,055 625
Utilization/Cash out –5,062 –3,966 –2,421 –1,204 –3,061 –2,267 –1,619 –977
Of which restructuring –2,766 –2,012 –909 –437 –1,202 –989 –758 –512
Reversal of excess amounts –478 –565 –397 –236 –938 –518 –386 –88
Reclassification, translation difference and other –25 48 53 154 338 260 167 6
Closing balance 3,838 4,331 5,354 4,056 4,427 4,567 4,579 4,928
INFORMATION ON INVESTMENTS
Investments in assets subject to depreciation, amortization, impairment and write-downs
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Additions
Property, plant and equipment 1,739 1,807 2,424 2,367 1,553 1,415 1,320 1,034
Capitalized development expenses 1) 1,183 982 843 294 986 155 185 197
IPR, brands and other intangible assets 23 10 26 11 1,014 935 621 77
Total 2,945 2,799 3,293 2,672 3,553 2,505 2,126 1,308
Depreciation, amortization and impairment losses
Property, plant and equipment 1,194 1,129 1,152 1,214 1,187 1,078 1,048 1,004
Capitalized development expenses 349 354 333 342 342 311 315 333
IPR, brands and other intangible assets, etc. 978 942 1,094 1,125 1,161 1,092 1,051 1,023
Total 2,521 2,425 2,579 2,681 2,690 2,481 2,414 2,360
1) Including reclassification
38 Ericsson | Fourth Quarter and Full-Year Report 2015

RECONCILIATION TABLE, NON-IFRS
MEASUREMENTS – CASH CONVERSION
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Net income 6,978 3,118 2,123 1,454 4,165 2,624 2,662 1,692
Net income reconciled to cash 10,953 6,782 3,413 3,136 8,270 4,974 5,862 3,237
Cash flow from operating activities 21,859 1,560 3,078 –5,900 8,596 –1,350 2,054 9,402
Cash conversion 199.6% 23.0% 90.2% –188.1% 103.9% –27.1% 35.0% 290.5%
NET CASH – END OF PERIOD
SEK million
Dec 31 2015 Sep 30 2015 Jun 30 2015 Mar 31 2015 Dec 31 2014
Cash and cash equivalents 40,224 33,950 32,962 35,311 40,988
+ Short term investments 26,046 17,597 20,807 30,776 31,171
– Borrowings, non–current 22,744 22,900 22,551 23,496 21,864
– Borrowings, current 2,376 2,885 3,199 2,847 2,281
– Post employment benefits 22,664 26,011 24,530 24,163 20,385
Net cash, end of period 18,486 –249 3,489 15,581 27,629
39 Ericsson | Fourth Quarter and Full-Year Report 2015

OTHER INFORMATION
SEK million
Oct–Dec Jan–Dec
2015 2014 2015 2014
Number of shares and earnings per share
Number of shares, end of period (million) 3,305 3,305 3,305 3,305
Of which class A–shares (million) 262 262 262 262
Of which class B–shares (million) 3,043 3,043 3,043 3,043
Number of treasury shares, end of period (million) 49 63 49 63
Number of shares outstanding, basic, end of period (million) 3,256 3,242 3,256 3,242
Numbers of shares outstanding, diluted, end of period (million) 3,289 3,275 3,289 3,275
Average number of treasury shares (million) 51 64 56 68
Average number of shares outstanding, basic (million) 3,254 3,241 3,249 3,237
Average number of shares outstanding, diluted (million) 1) 3,288 3,274 3,282 3,270
Earnings per share, basic (SEK) 2.17 1.30 4.17 3.57
Earnings per share, diluted (SEK) 1) 2.15 1.29 4.13 3.54
Earnings per share (Non–IFRS), diluted (SEK) 2) 2.35 1.54 4.99 4.49
Earnings per share (Non–IFRS, excluding restructuring), diluted (SEK) 2) 2.50 1.71 6.06 4.80
Ratios
Days sales outstanding - – 87 105
Inventory turnover days 59 60 64 64
Payable days 43 49 53 56
Equity ratio (%) - – 51.8% 49.5%
Return on equity (%) 19.9% 11.8% 9.3% 8.1%
Return on capital employed (%) 22.7% 14.0% 11.6% 9.8%
Capital turnover (times) 1.5 1.5 1.3 1.2
Cash conversion % 199.6% 103.9% 84.8% 83.7%
Exchange rates used in the consolidation 3)
SEK/EUR– closing rate – – 9.17 9.47
SEK/USD– closing rate – – 8.40 7.79
Other
Regional inventory, end of period 15,453 17,142 15,453 17,142
Export sales from Sweden 34,601 34,628 117,486 113,734
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2) Excluding amortizations and write–downs of acquired intangibles.
3) Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors
NUMBER OF EMPLOYEES
2015 2014
End of period Dec 31 Sep 30 Jun 30 Mar 31 Dec 31 Sep 30 Jun 30 Mar 31
North America 14,548 14,669 14,975 15,156 15,516 15,554 15,306 14,902
Latin America 10,412 10,754 10,823 10,970 11,066 10,901 11,179 9,731
Northern Europe & Central Asia 1) 20,700 20,953 21,441 21,556 21,633 21,691 21,476 21,484
Western & Central Europe 12,220 12,042 12,400 12,575 12,617 12,606 12,624 11,455
Mediterranean 12,702 12,748 12,925 13,363 13,387 13,306 12,475 12,253
Middle East 3,639 3,634 3,717 3,813 3,858 3,831 3,736 3,749
Sub Saharan Africa 2,301 2,306 2,389 2,442 2,406 2,288 2,284 2,094
India 21,999 21,343 21,353 21,215 19,971 19,413 18,495 17,991
North East Asia 13,706 13,782 13,104 13,488 13,464 13,653 13,448 13,490
South East Asia & Oceania 4,054 4,009 4,056 4,128 4,137 4,265 4,359 4,234
Total 116,281 116,240 117,183 118,706 118,055 117,508 115,382 111,383
1) Of which in Sweden 17,041 17,242 17,560 17,569 17,580 17,655 17,497 17,545
40 Ericsson | Fourth Quarter and Full-Year Report 2015

RESTRUCTURING CHARGES BY FUNCTION
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Cost of sales –282 –351 –1,157 –484 –663 –168 –116 –82
Research and development expenses –305 –547 –1,118 –51 –113 –92 –80 –19
Selling and administrative expenses –117 –80 –469 –79 –28 –19 –47 –29
Total –704 –978 –2,744 –614 –804 –279 –243 –130
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Cost of sales –2,274 –1,992 –1,641 –484 –1,029 –366 –198 –82
Research and development expenses –2,021 –1,716 –1,169 –51 –304 –191 –99 –19
Selling and administrative expenses –745 –628 –548 –79 –123 –95 –76 –29
Total –5,040 –4,336 –3,358 –614 –1,456 –652 –373 –130
RESTRUCTURING CHARGES BY SEGMENT
2015 2014
Isolated quarters, SEK million Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1
Networks –259 –565 –1,842 –173 –142 –80 –128 –93
Global Services –213 –358 –691 –419 –600 –122 –81 –32
Of which Professional Services –60 –316 –175 –140 –435 –85 –63 –25
Of which Network Rollout –153 –42 –516 –279 –165 –37 –18 –7
Support Solutions –230 –37 –194 –19 –30 –77 –34 –5
Modems 1 –1 –12 –3 –32 – – –
Unallocated –3 –17 –5 – – – – –
Total –704 –978 –2,744 –614 –804 –279 –243 –130
2015 2014
Year to date, SEK million Jan–Dec Jan–Sep Jan–Jun Jan–Mar Jan–Dec Jan–Sep Jan–Jun Jan–Mar
Networks –2,839 –2,580 –2,015 –173 –443 –301 –221 –93
Global Services –1,681 –1,468 –1,110 –419 –835 –235 –113 –32
Of which Professional Services –691 –631 –315 –140 –608 –173 –88 –25
Of which Network Rollout –990 –837 –795 –279 –227 –62 –25 –7
Support Solutions –480 –250 –213 –19 –146 –116 –39 –5
Modems –15 –16 –15 –3 –32 – – –
Unallocated –25 –22 –5 – – – – –
Total –5,040 –4,336 –3,358 –614 –1,456 –652 –373 –130
41 Ericsson | Fourth Quarter and Full-Year Report 2015